UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD
Specialized Disclosure Report

Cutera, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	000-50644	77-0492262
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)
3240 Bayshore Blvd.
Brisbane, California 94005
(Address of principal executive offices)
(415) 657-5500
(Registrant’s telephone number, including area code)

Jeremy Livianu
Vice President, General Counsel & Corporate Secretary
(415) 657-5500
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1	Conflict Minerals Disclosure.

Item 1.01	Conflict Minerals Disclosure and Report.

This conflict minerals disclosure included in this specialized disclosure report for the year ended December 31, 2021 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Securities and Exchange Commission (“SEC”) adopted the Rule to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Dodd-Frank Act defines conflict minerals as cassiterite (tin), columbite-tanlite (tantalum), gold, wolframite (tungsten), (together, “3TG”) or their derivatives (“Conflict Minerals”). The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. The Rule imposes certain reporting requirements on SEC registrants who manufacture or contract to manufacture products that include Conflict Minerals, if such Conflict Minerals are necessary to the functionality or production of the products.

If a registrant has reason to believe that any of the 3TGs necessary to the functionality or production of their products may have originated in the Covered Countries, or if they are unable to determine the country of origin of those minerals, then the registrant must exercise due diligence on the minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Consistent with the provisions of the Rule, neither this specialized disclosure report nor our reasonable country of origin inquiry (“RCOI”) has been audited by a third party.

Cutera, Inc. (herein referred to as “Cutera,” “the Company,” “we,” “us,” or “our”) evaluated its product line and determined that within certain components and sub-components of these products, 3TG metals were necessary to the functionality or production of these products. Based on this assessment, we performed a RCOI in good faith, which we feel was reasonably designed to determine whether conflict minerals originated in the DRC or an adjoining country, or are from recycled or scrap sources.

There were approximately 165 suppliers of components or sub-components which were identified as containing a 3TG metal. Cutera utilized the reporting template created by the Electronic Industry Citizenship Coalition® (EICC) and the Global e-Sustainability Initiative (GeSI), which provides a common means for the collection of sourcing information on conflict minerals. We used the reporting templates and made inquiries of our suppliers, or reviewed our suppliers’ conflict minerals disclosure position statements on their web sites, for all suppliers of each sub-component that contained a 3TG metal. The results of the data gathered were evaluated by a team comprised of engineering, manufacturing and finance personnel. In some instances further inquiries were made of certain suppliers, when necessary.

Based on our RCOI, we have no reason to believe that any of our suppliers have supplied us with 3TG that may have originated in the DRC or an adjoining country or did come from recycled or scrap sources.

Item 1.02	Exhibit.
Not required

Item 2.01	Exhibits.
None

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUTERA, INC.

Date: May 31, 2022	/s/ JEREMY LIVIANU
Jeremy Livianu
Vice President, General Counsel & Corporate Secretary